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                                                                    Exhibit 99.5

Midway Games Inc.
3401 North California Ave.
Chicago, IL. 60618
                                                                   June 15, 1999

Harold H. Bach, Jr.
Senior Vice President-Finance
Williams Electronics Games, Inc.
3401 N. California Avenue
Chicago, IL. 60618


              RE: Sales Agreement ("Agreement") dated as of April 6, 1998, between Williams Electronics Games, Inc. ("WEG") and Midway Games Inc. ("Midway")

         Reference is made to the Agreement defined above. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Agreement.

         Pursuant to Section 2 of the Agreement, the parties agreed "to review the Annual Fee on an annual basis and to negotiate in good faith to make adjustments thereto to the extent necessitated by changes to cost structures or market conditions." As a result of increased costs incurred by Midway in the performance of sales and marketing services for WEG relating to new product introductions by WEG, the parties have agreed to adjust the Annual Fixed Fee. Accordingly, only with respect to the period beginning May 1, 1999 and ending December 31, 1999, the Annual Fee shall be increased by the amount of $750,000, payable in equal monthly installments.

         Except as otherwise provided herein, the Agreement shall remain unchanged and in full force and effect. Please acknowledge your agreement to the foregoing in the space indicated below.

                                             MIDWAY GAMES INC.

                                             By:  /s/  Neil D. Nicastro
                                                  Neil D. Nicastro, President

Accepted and Agreed

Williams Electronics Games, Inc.

By:  /s/  Harold H. Bach, Jr.
     Harold H. Bach, Jr.
     Senior Vice President-Finance